Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

SilverCrest Metals Inc. (the “Company”)
Suite 501, 570 Granville Street
Vancouver, British Columbia
V6C 3P1 Canada

Item 2.	Date of Material Change

January 17, 2018

Item 3.	News Release

The News Release dated January 18, 2018 was disseminated through Newsfile Corp.

Item 4.	Summary of Material Change

The Company completed its non-brokered private placement by issuing 451,800 units to Christopher Ritchie at a price of $1.66 per unit for gross proceeds of $749,988.

Item 5.1	Full Description of Material Change

The Company completed its non-brokered private placement (the “Private Placement”) previously announced on January 3, 2018 with Christopher Ritchie. The Private Placement is comprised of 451,800 units ("Units") at a price of $1.66 per Unit for gross proceeds of $749,988. Each Unit consists of one common share of the Company (a "Common Share") and one-half of one common share purchase warrant of the Company, with each whole warrant (a “Warrant”) being exercisable for one Common Share of the Company at a price of $2.29 per share for a term of two years. No finder's fee was paid in connection with this Private Placement.

As Mr. Ritchie was appointed President concurrently with the Private Placement, the placement to Mr. Ritchie constitutes a "related party transaction" with the Company under applicable securities regulatory rules and policies. Mr. Ritchie’s Common Share position before and after completion of the Private Placement are as follows:

Excluding Common Shares Issuable Pursuant to Exercise of Warrants:

Number and
Percentage of
	Common Shares		Number of Common
	Beneficially Owned	Number of	Shares Beneficially
	or Controlled Prior	Common Shares	Owned or Controlled	Percentage of
	to Private	Acquired under	(Directly or Indirectly)	Common Shares After
Insider Placee	Placement(1)	Private Placement	After Private Placement	Private Placement(2)

Christopher Ritchie	250,000 (0.39%)	451,800	701,800	1.10%

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(1)	Based on issued and outstanding Common Shares on an undiluted basis prior to giving effect to the closing of the Private Placement.
(2)	Based on issued and outstanding Common Shares on an undiluted basis after giving effect to the closing of the Private Placement.

Including Common Shares Issuable Pursuant to Exercise of Warrants:

Number and
	Percentage of		Number of Common
	Common Shares	Number of	Shares Beneficially
	Beneficially Owned	Common Shares	Owned or Controlled
	or Controlled Prior	Acquired under	(Directly or Indirectly)	Percentage of
	to Private	Private	After Private	Common Shares After
Insider Placee	Placement	Placement(1)	Placement)(1)	Private Placement(1)

Christopher Ritchie	250,000 (0.39%)	677,700	927,700	1.44%

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(1)

Based on issued and outstanding Common Shares on a partially diluted basis, comprised of the issued and outstanding Common Shares immediately after completion of the closing of the Private Placement and the Common Shares issuable pursuant to the exercise of Mr. Ritchie’s Warrants (acquired under the Private Placement), but excludes Common Shares issuable upon other outstanding warrants and options issued by the Company.

The Common Shares and Warrants issued under the Private Placement and the Common Shares issuable upon exercise of the Warrants are subject to a hold period that expires on May 18, 2018.

Net proceeds from the Private Placement will be used for general working capital purposes.

Mr. Ritchie’s participation in the Private Placement was in connection with his appointment as President of the Company and to allow him to purchase Common Shares in the Company. The Private Placement with Mr. Ritchie was unanimously approved by the directors of the Company, all of whom who did not participate in the Private Placement.

In connection with the Private Placement, Mr. Ritchie entered into a Subscription Agreement with the Company that contained customary terms and conditions.

The subscription for Units by Mr. Ritchie constituted a “related party transaction” within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions  (“MI 61-101”) adopted in the Policy. The Company has relied on the exemptions from the formal valuation and minority approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a), respectively, of MI 61-101 in respect of related party participation in the Private Placement on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the subscriptions for Units by Mr. Ritchie exceeded 25% of the Company’s “market capitalization” (as calculated for the purposes of MI 61-101).

This material change report is not being filed more than 21 days prior to closing of the Private Placement due to the timing of the announcement of the Private Placement and closing occurring less than 21 days thereafter.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

N. Eric Fier, Chief Executive Officer
Telephone: (604) 694-1730

Item 9.	Date of Report

January 25, 2018